DC
DC
1-29-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

08042814

Received SEC
MAR 2 1 2008
Washington, DC 20549

March 21, 2008

Edward Young
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2008

Re: Staples, Inc.
Incoming letter dated January 29, 2008

Dear Mr. Young:

This is in response to your letters dated January 29, 2008 and February 8, 2008 concerning the shareholder proposals submitted to Staples by John Chevedden. We also have received letters from the proponent dated January 31, 2008, February 11, 2008, and February 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
3 MAR 28 2008
THOMSON
FINANCIAL

RECEIVED

2008 JAN 30 PM 3:13

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WILMERHALE

Edward Young

+1 617 526 6659 (t)
+1 617 526 5000 (f)
edward.young@wilmerhale.com

January 29, 2008

By Messenger

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Staples, Inc.
Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of our client, Staples, Inc. ("Staples" or the "Company"), to omit from its proxy statement and form of proxy for the Company's 2008 annual meeting of stockholders (together, the "2008 Proxy Materials") certain revisions (the "Proposed Revisions") to a shareholder proposal and statement in support thereof submitted to the Company by John Chevedden (the "Proponent") by facsimile on December 19, 2007 (the "Original Proposal"). The Company intends to include the Original Proposal verbatim in its 2008 Proxy Materials. The Proponent's letter setting forth the Original Proposal is attached hereto as Exhibit A. The Proponent's letter setting forth the Proposed Revisions, which was submitted to the Company by the Proponent by facsimile on January 2, 2008, is attached hereto as Exhibit B.

As clearly noted in the answer to question 1 in Section E of the Division of Corporation Finance: Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLAB 14"), there is no provision in Rule 14a-8 of the Exchange Act that allows a shareholder to revise his or her proposal and supporting statement. In fact, the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") directly addressed this issue in the very next question in Section E of SLAB 14 as follows:

> **"2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions."

Although a company may in its discretion choose to accept revisions to a previously submitted proposal, it is not required to do so. The Company intends to include the Original Proposal verbatim in its 2008 Proxy Materials and, therefore, is not required to accept the Proposed Revisions.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter and its Exhibits. The Company is simultaneously providing copies of this letter and its Exhibits to the Proponent, informing the Proponent of the Company's intention to omit the Proposed Revisions from the 2008 Proxy Materials.

For the reasons discussed above, the Company respectfully requests the Staff's concurrence in its opinion that the Proposed Revisions may be properly omitted from the Company's 2008 Proxy Materials. We would be happy to provide any additional information and answer any questions that you may have regarding this subject. Should the Staff disagree with the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please do not hesitate to call Edward Young at (617) 526-6659, if we may be of any further assistance in this matter.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger. Thank you for your assistance.

Sincerely,

Edward Young

cc: Kristin A. Campbell, Esq.
Staples, Inc.

EXHIBIT A

[SPLS: Rule 14a-8 Proposal, December 19, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic also averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Subsequently Honeywell said that it would adopt this proposal topic.

A similar supporting vote at our company could lead to adoption of this proposal topic. For example following our 79%-support for a shareholder proposal for simple majority voting provisions our management will submit such an amendment for our approval at our 2008 annual meeting.

John Chevedden, Redondo Beach, Calif., said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- We did not have an Independent Chairman – Independence concern.
- Plus our Lead Director, Mr. Blank, had an alarming 46% withheld vote compared to another director's less than 1% withheld vote.
- Mr. Blank also served on our executive pay committee.
- And our executive pay committee was responsible for $13 million in annual CEO pay.
- Plus our CEO served on 2 additional boards – Over commitment concern.
- Mr. Anderson served on 5 boards – Over-commitment concern.
- Ms. Burton was designated as "Accelerated Vesting" director by The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent investment research firm.

Additionally:

- 75% of our nomination committee members had more than 20 years tenure each – Independence and recruitment concern:
  - Mr. Moriarty
  - Mr. Nakasone
  - Mr. Trust
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

**Special Shareholder Meetings –
Yes on 3**

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Ronald L. Sargent
Chairman
Staples Inc. (SPLS)
Five Hundred Staples Drive
Framingham, MA 01702
PH: 508-253-5000
FX: 508-253-8989

1-2-08 UPDATE

Rule 14a-8 Proposal

Dear Mr. Sargent,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 19, 2007
Date

cc: Jack A. VanWoerkom
Corporate Secretary
FX: 508-253-7805

[SPLS: Rule 14a-8 Proposal, December 19, 2007, Updated January 2, 2008]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to take the steps necessary to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder input on the timing of shareholder meetings is especially important regarding a major acquisition or restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic also averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Honeywell recently announced that it would adopt this proposal topic.

A similar supporting vote at our company could lead to adoption of this proposal topic. For example following our 79%-support for a shareholder proposal for simple majority voting provisions our management will submit such an amendment for our approval at our 2008 annual meeting.

John Chevedden, Redondo Beach, Calif., said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- We did not have an Independent Chairman – Independence concern.
- Plus our Lead Director, Mr. Blank, had an alarming 46% withheld vote. Mr. Blank's 46% withheld vote was more than 46-times greater than Mr. Vishwanath's withhold vote.
- Mr. Blank also served on our executive pay committee.
- And our executive pay committee was responsible for $13 million in annual CEO pay.
- Plus our CEO served on 2 additional boards – Over commitment concern.
- Mr. Anderson served on 5 boards – Over-commitment concern.
- Ms. Burton was designated as "Accelerated Vesting" director by The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent investment research firm.

Additionally:

- 75% of our nomination committee members had more than 20 years tenure each – Independence and recruitment concern:
  - Mr. Moriarty
  - Mr. Nakasone
  - Mr. Trust
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Staples Inc. (SPLS)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company February 8, 2008 letter emphasizes Part E of SLB No. 14. However the company fails to address the fact that Part E is preceded by this text in Part B:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;

Clearly the January 2, 2008 update of this proposal was submitted before the "the deadline imposed by the rule" and the January 2, 2008 text cannot be excluded based on the erroneous company interpretation of SLB 14 that does not address Part B.

According to the incorrect company interpretation shareholders would be barred from lessons-learned from the early no action request staff reply letters during the annual proxy season and even from the early no action requests themselves. Thus shareholders would be excluded from revising their rule 14a-8 proposals in response to most current staff reply letters and no action requests. This in turn could trigger more no action requests by companies and increase no action request work by the staff.

The following continues the February 11, 2008 shareholder text with additional information in bold:
The company February 8, 2008 supplement fails to submit any precedent for its position. According to the unsupported company position proponents would be handcuffed from improving or adjusting their rule 14a-8 proposals submitted well in advance of the due dates. On the other hand no such handcuffs would apply to companies in revising their management position statements in response to rule 14a-8 proposals.

In fact one company recently submitted a "Version A" and a "Version B" of its management position statement regarding a rule 14a-8 proposal for its 2008 definitive proxy.

Thus if a shareholder submitted a rule 14a-8 proposal 5-months before the due date, according to the draconian company position, the text would be locked in and if there was a change in regulations impacting the proposal text, the shareholder would be barred from revising the text even 4-months before the rule 14a-8 due date.

Taking a second opportunity to present its position, the company has thus provided no precedent for its interpretation of Staff Legal Bulletin No. 14.

This continues with the text of the January 31, 2008 shareholder response:
The January 29, 2008 company no action request is flawed in improperly interpreting Staff Legal Bulletin No. 14. The cited section of SLB 14 appears to apply only after the deadline for submitting rule 14a-8 proposals or after a company files a no action request. The January 2, 2008 update of this proposal was submitted before either of these dates and therefore the company argument does not apply.

Thus when a proponent makes a revision to a proposal prior to the due date for 2008 proposals, the company does not have the option of rejecting the revision based on the company SLB 14 quote. Plus it would be against good policy for a shareholder to be denied the benefit of applying lessons learned during the proposal submittal period.

By comparison companies are required to submit management opposition statements 30-days in advance of publication. Yet companies routinely submit revisions of their original opposing text 10 to 20 days late without any penalty. There is no good reason for companies to be able to benefit from late revisions in the rule 14a-8 process and yet deny shareholders the opportunity to benefit from timely revisions.

The following text from the company 2007 annual proxy establishes the January 3, 2008 rule 14a-8 proposal due date which is clearly met by the January 2, 2008 update (bold added):

> Stockholders who intend to present proposals at the 2008 Annual Meeting of Stockholders and desire to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary at 500 Staples Drive, Framingham, Massachusetts 01702. **Such stockholder proposals must be received at our principal corporate offices in Framingham, Massachusetts at the address set forth in the preceding sentence not later than January 3, 2008** and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is **again requested** that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, the January 31, 2008 and February 11, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Aras Lapinskas <Aras.Lapinskas@Staples.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Staples Inc. (SPLS)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company February 8, 2008 supplement fails to submit any precedent for its position. According to the unsupported company position proponents would be handcuffed from improving or adjusting their rule 14a-8 proposals submitted well in advance of the due dates. On the other hand no such handcuffs would apply to companies in revising their management position statements in response to rule 14a-8 proposals.

Thus if a shareholder submitted a rule 14a-8 proposal 5-months before the due date, according to the draconian company position, the text would be locked in and if there was a change in regulations impacting the proposal text, the shareholder would be barred from revising the text even 4-months before the rule 14a-8 due date.

Taking a second opportunity to present its position, the company has thus provided no precedent for its interpretation of Staff Legal Bulletin No. 14.

This continues with the text of the January 31, 2008 shareholder response:
The January 29, 2008 company no action request is flawed in improperly interpreting Staff Legal Bulletin No. 14. The cited section of SLB 14 appears to apply only after the deadline for submitting rule 14a-8 proposals or after a company files a no action request. The January 2, 2008 update of this proposal was submitted before either of these dates and therefore the company argument does not apply.

Thus when a proponent makes a revision to a proposal prior to the due date for 2008 proposals, the company does not have the option of rejecting the revision based on the company SLB 14 quote. Plus it would be against good policy for a shareholder to be denied the benefit of applying lessons learned during the proposal submittal period.

By comparison companies are required to submit management opposition statements 30-days in advance of publication. Yet companies routinely submit revisions of their original opposing text 10 to 20 days late without any penalty. There is no good reason for companies to be able to benefit from late revisions in the rule 14a-8 process and yet deny shareholders the opportunity to benefit from timely revisions.

The following text from the company 2007 annual proxy establishes the January 3, 2008 rule 14a-8 proposal due date which is clearly met by the January 2, 2008 update (bold added):

> Stockholders who intend to present proposals at the 2008 Annual Meeting of Stockholders and desire to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary at 500 Staples Drive, Framingham, Massachusetts 01702. **Such stockholder proposals must be received at our principal corporate offices in Framingham, Massachusetts at the address set forth in the preceding sentence not later than January 3, 2008** and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is **again requested** that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, the January 31, 2008 reasons and the **further reasons to be forwarded**, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Further information will follow.

Sincerely,

John Chevedden

cc:
Aras Lapinskas <Aras.Lapinskas@Staples.com>

RECEIVED

2008 FEB -8 PM 3:41

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WILMERHALE

Edward Young

+1 617 526 6659 (t)
+1 617 526 5000 (f)
edward.young@wilmerhale.com

February 8, 2008

By Messenger

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Staples, Inc.
Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is on behalf of our client, Staples, Inc. ("Staples or the "Company"), in response to the January 31, 2008 letter (the "Proponent Response Letter") from John Chevedden (the "Proponent") to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"). The Proponent delivered a copy of the Proponent Response Letter to the Company on January 31, 2008. The Proponent Response Letter was written in response to our letter dated January 29, 2008 on behalf of the Company to the Division (the "No-Action Request Letter") relating to certain proposed revisions to a shareholder proposal submitted by the Proponent to the Company for inclusion in the Company's proxy statement and form of proxy for the Company's 2008 annual meeting of stockholders (together, the "2008 Proxy Materials").

The Proponent Response Letter argues that "when a proponent makes a revision to a proposal prior to the due date for 2008 proposals, the company does not have the option of rejecting the revision based on the company SLB 14 quote" and "the cited section of SLB 14 appears to apply only after the deadline for submitting Rule 14a-8 proposals or after a company files a no action request."

Three sections of Part E of the Division of Corporation Finance: Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLB 14") address this issue. A plain reading of their unambiguous language provides no basis whatsoever for the Proponent's interpretation.

The first sentence of section 1 states categorically "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." If the Staff of the Division had meant to say "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement after the deadline for submitting Rule 14a-8 proposals or after a company files a no-action request," no doubt it would have said so, but in fact the sentence is quite clear, unambiguous and unqualified.

Section 2 of SLB 14 asks the question "If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?" and answers "No, but it *may* accept the shareholder's revisions." This statement is also quite clear, unambiguous and unqualified. To make matters even more plain, the second bullet point in Section 2 offers a further remedy (omission of the entire proposal, not just the proposed revisions) if the proposed revisions are submitted after the deadline for submitting shareholder proposals. Since the second bullet point sets forth a special rule for proposed revisions submitted after the deadline, it follows that the general rule of Section 2 ("must the company accept these revisions? – No, but it *may* accept the shareholder's revisions") applies to proposed revisions submitted either before or after the deadline.

Section 3 of SLB 14 addresses proposed revisions that are submitted after a company has submitted its no-action request, and provides the same answer as Section 2. Obviously, therefore, Sections 1 and 2 permit exclusion of proposed revisions submitted before a no-action request has been submitted.

The Proponent therefore has no basis whatsoever for claiming that a company must include revisions submitted before a no-action request is filed or before the deadline for submitting proposals.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter. The Company is simultaneously providing a copy of this letter to the Proponent,

For the reasons discussed above and in the No-Action Request Letter, the Company respectfully requests the Staff's concurrence in its opinion that the proposed revisions to the original shareholder proposal submitted by the Proponent to the Company may be properly omitted from the Company's 2008 Proxy Materials. We would be happy to provide any additional information and answer any questions that you may have regarding this subject. Should the Staff of the Division disagree with the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please do not hesitate to call Edward Young at (617) 526-6659, if we may be of any further assistance in this matter.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger. Thank you for your assistance.

Sincerely,

Edward Young

cc: Kristin A. Campbell, Esq.
Staples, Inc.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Staples Inc. (SPLS)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The January 29, 2008 company no action request is flawed in improperly interpreting Staff Legal Bulletin No. 14. The cited section of SLB 14 appears to apply only after the deadline for submitting rule 14a-8 proposals or after a company files a no action request. The January 2, 2008 update of this proposal was submitted before either of these dates and therefore the company argument does not apply.

Thus when a proponent makes a revision to a proposal prior to the due date for 2008 proposals, the company does not have the option of rejecting the revision based on the company SLB 14 quote. Plus it would be against good policy for a shareholder to be denied the benefit of applying lessons learned during the proposal submittal period.

By comparison companies are required to submit management opposition statements 30-days in advance of publication. Yet companies routinely submit revisions of their original opposing text 10 to 20 days late without any penalty. There is no good reason for companies to be able to benefit from late revisions in the rule 14a-8 process and yet deny shareholders the opportunity to benefit from timely revisions.

The following text from the company 2007 annual proxy establishes the January 3, 2008 rule 14a-8 proposal due date which is clearly met by the January 2, 2008 update (bold added):

> Stockholders who intend to present proposals at the 2008 Annual Meeting of Stockholders and desire to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary at 500 Staples Drive, Framingham, Massachusetts 01702. **Such stockholder proposals must be received at our principal corporate offices in Framingham, Massachusetts at the address set forth in the preceding sentence not later than January 3, 2008** and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Aras Lapinskas <Aras.Lapinskas@Staples.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Staples, Inc.
Incoming letter dated January 29, 2008

The proposals relate to special shareholder meetings.

As the Division indicated in Staff Legal Bulletin 14, in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement, the staff will not consider any basis for exclusion that is not advanced by the company. We note that Staples has not advanced any bases for exclusion in any of its letters that it has submitted to the Division. Therefore, we are unable to express an enforcement position regarding exclusion of a proposal from Staples' proxy materials.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END